UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CoLucid Pharmaceuticals, Inc.

File No. 333-203100 - CF#32296

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CoLucid Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibit to a Form S-1 registration statement filed on March 30, 2015, as amended.

Based on representations by CoLucid Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.10 through March 19, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary